Filed by Sirius Satellite Radio Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: XM Satellite Radio Holdings Inc.
Commission File No.: 0-27441
          This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving Sirius Satellite Radio Inc. and XM Satellite Radio Holdings Inc., including potential synergies and cost savings and the timing thereof, future financial and operating results, the combined company’s plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” or words of similar meaning. Such forward-looking statements are based upon the current beliefs and expectations of SIRIUS’ and XM’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of SIRIUS and XM. Actual results may differ materially from the results anticipated in these forward-looking statements.
          The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statement: general business and economic conditions; the performance of financial markets and interest rates; the ability to obtain governmental approvals of the transaction on a timely basis; the failure of SIRIUS and XM stockholders to approve the transaction; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses of SIRIUS and XM may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; and operating costs and business disruption following the merger, including adverse effects on employee retention and on our business relationships with third parties, including manufacturers of radios, retailers, automakers and programming providers. Additional factors that could cause SIRIUS’ and XM’s results to differ materially from those described in the forward-looking statements can be found in SIRIUS’ and XM’s Annual Reports on Form 10-K for the year ended December 31, 2006, SIRIUS’ and XM’s Quarterly Reports on Form 10-Q for the quarter ended March 31, 2007, and on XM’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, which are filed with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s Internet site (http://www.sec.gov). The information set forth herein speaks only as of the date hereof, and SIRIUS and XM disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication.
Important Additional Information Will be Filed with the SEC
          This communication is being made in respect of the proposed business combination involving SIRIUS and XM. In connection with the proposed transaction, SIRIUS has filed with the SEC a Registration Statement on Form S-4 containing a preliminary Joint Proxy Statement/Prospectus and each of SIRIUS and XM plans to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of SIRIUS and XM. INVESTORS AND SECURITY HOLDERS OF SIRIUS AND XM ARE URGED TO READ THE PRELIMINARY JOINT

PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, AS WELL AS OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
     Investors and security holders can obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by SIRIUS and XM through the web site maintained by the SEC at www.sec.gov. Free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC can also be obtained by directing a request to Sirius Satellite Radio Inc., 1221 Avenue of the Americas, 36th Floor, New York, NY 10020, Attention: Investor Relations or by directing a request to XM Satellite Radio Holdings Inc., 1500 Eckington Place, N.E. Washington, DC 20002, Attention: Investor Relations.
          SIRIUS, XM and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding SIRIUS’ directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2006, which was filed with the SEC on March 1, 2007, and its proxy statement for its 2007 annual meeting of stockholders, which was filed with the SEC on April 23, 2007, and information regarding XM’s directors and executive officers is available in XM’s Annual Report on Form 10-K, for the year ended December 31, 2006, which was filed with the SEC on March 1, 2007 and its proxy statement for its 2007 annual meeting of stockholders, which was filed with the SEC on April 17, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary Joint Proxy Statement/Prospectus filed with the SEC.
***
SIRIUS’ website, which is available at www.SIRIUSmerger.com and has information about SIRIUS’ proposed merger, has been updated. The updates include the information being filed herewith.

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SIRIUS SATELLITE RADIO

SIRIUSmerger.com
More choices, better pricing, same radios.

SIRIUS & XM AN

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HEAR FROM MEL KARMAZIN, CEO OF SIRIUS RADIO.
PLAY

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SIRIUS and XM Announce Post Merger Pricing Plans.
Click here to learn more...

WHAT PEOPLE ARE SAYING...

Who supports the merger of SIRIUS and XM Radio?

Just groups representing about every race, creed, religion and political affiliation, that's all.

see the list of supporters >

WHAT'S IN IT FOR YOU

You may have already heard the news that SIRIUS and XM are talking about combining into one company. And you may also have wondered what that will mean for you.

The answer is simple:

MORE CHOICES

Today, fans of satellite radio must purchase two radios and two subscriptions to get all the program offerings of both SIRIUS and XM. If our merger is approved, the combined company will offer consumers the best of each service on your current radio - at a price well below the cost of the two services today.

BETTER PRICING

Once we merge, you will have better pricing choices. Subscribers who want their current subscription package will not have to pay any more after the merger. There will be new subscription packages priced below our current offerings. And the best of both SIRIUS and XM will be available at a lower cost than the price of subscribing to both services separately.

SAME RADIOS

SIRIUS

We guarantee no radio will become obsolete. Your current radio will continue to provide you with the programming you enjoy, whether you keep your current service or change to a new subscription plan.

GET MORE DETAIL

IN THE NEWS

Approve the Sirius/XM merger
The Washington Times

Cardinal puts his faith in proposed satellite merger
NY Daily News

Satellite Radio Hands Out Appetizers
The Motley Fool

Sirius-XM Radio Would Offer A La Carte Pricing
CNNMoney.com

XM-Sirius in New Pitch for Merger
Associated Press

The Good Word - Via Satellite
New York Post

XM-Sirius Deal Receives Church's Blessing
WSJ: Deal Journal

Peck Predicts Pending Satellite Merge Will Be Approved
Radio Ink

View All

PRIVACY | CONTACT US | SIRIUS.com

©2007 SIRIUSmerger.com

The subject matter discussed in this communication will be addressed in a Joint Proxy Statement/Prospectus to be filed with the Securities and Exchange Commission. Stockholders are urged to read the Joint Proxy Statement/Prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about SIRIUS and XM, without charge, at the Securities and Exchange Commission's Internet site (http://www.sec.gov). Copies of the Joint Proxy Statement/Prospectus and the Securities and Exchange Commission filings that will be incorporated may be obtained by directing a request to SIRIUS Satellite Radio Inc., 1221 Avenue of the Americas, New York, NY 10020, Attention: Investor Relations, or to XM Satellite Radio Holdings Inc., 1500 Eckington Place, NE Washington, DC 20002, Attention: Investor Relations. Information regarding SIRIUS' and XM's directors and executive officers and other participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be available in the Joint Proxy Statement/Prospectus.

The information provided on this web site is "as is" without warranty of any kind, expressed or implied. SIRIUS has provided links to other Internet sites only for the convenience of visitors, and is not responsible for the materials, activities or content of other web sites.

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SIRIUS SATELLITE RADIO

SIRIUSmerger.com
More choices, better pricing, same radios.

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SIRIUS Satellite Radio and XM Satellite Radio recently announced a suite of new programming packages that will provide consumers with more choices and lower prices as a result of the companies' merger. These packages will set a new standard in audio entertainment and subscription media, offering lower prices, tiered options, "the best of both services" and the first ever true a la carte programming alternative for consumers. The announcement will be included in the companies' July 24, 2007 joint reply comments with the Federal Communications Commission (FCC). To learn more about these post merger packages, click on the links below.

- XM and Sirius to Deliver on Merger's Promise of More Choices, Lower Prices and A La Carte Pricing
- Summary of SIRIUS Channel Lineup Proposal
- Watch the Video of Mel Karmazin's A La Carte Announcement at the National Press Club
- Read the Transcript from Mel Karmazin's A La Carte Announcement at the National Press Club
- Read the SIRIUS-XM Joint Opposition FCC Filing (Introduction)

PRIVACY | CONTACT US | SIRIUS.com

©2007 SIRIUSmerger.com

In addition, the “In the News” pages of the website also contains links to the following third-party articles:

Cardinal puts his faith in proposed satellite merger
By DAVID HINCKLEY
NY DAILY NEWS STAFF WRITER
Wednesday, July 25th 2007, 4:00 AM
Proponents and opponents of the proposed Sirius-XM satellite merger have been flooding the FCC and the media with statements of support from individuals and organizations over the last several weeks.
Some of these organizations are well known. The NAACP and the National Black Chamber of Commerce, for instance, have endorsed the merger.
National Public Radio is against it. So are 72 members of the House of Representatives.
Other voices are less well known. Endorsers, for instance, include an organization called Women Involved in Farm Economics.
But perhaps the most unexpected voice in the discussion is that of New York’s Edward Cardinal Egan, who wants a merger.
Since the Cardinal usually addresses more ecumenical matters, this might seem strange — except that the Archdiocese of New York recently launched The Catholic Channel on Sirius, whose chairman Mel Karmazin is the primary mover behind the merger proposal.
Egan says a merger would expand the channel’s reach, and thus the reach of what he calls the “dialogue of faith.”
The FCC, which must approve the merger, is now considering public comments. If there are no delays, a verdict is expected by the end of the year. A lot of radio people think that right now it’s a tossup.
PANERO LEAVING: Elsewhere in satellite news, XM CEO Hugh Panero said yesterday he will be leaving next month.
When XM and Sirius announced their merger proposal earlier this year, Panero was not on the roster of executives listed for the merged entity.
XM chairman Gary Parsons, who would continue with the merged company, praised Panero, one of XM’s founders.

“Hugh took satellite radio from a concept and turned it into the popular, mass-market consumer entertainment product it is today,” said Parsons.
Nate Davis will serve as XM’s interim CEO.
HOMELAND SECURITY: Bob Fass, the longtime host of “Radio Unnameable” on WBAI (99.5 FM), had a unique reason for missing the midnight start of his show Thursday.
The management of 120 Wall St., where WBAI rents space, now requires a sign-in and identification for admission.
So Fass showed his driver’s license and signed in. But his driver’s license says “Robert Fass” and he signed “Bob Fass,” so the guard said he couldn’t let him in.
Eventually people from the station were summoned to vouch for him and he made it onto the air.
PRESERVED: Art Vuolo, the radio documentarian from Michigan, flew to New Jersey last weekend to film the “Radio Greats Reunion Weekend” at The Breeze (107.1 FM, 99.7 FM).
Vuolo says he filmed several jocks he missed when he did a filming a couple of years ago at the old WCBS-FM, including Bobby Jay and Don K. Reed.
“Just catching Herb Oscar Anderson singing ‘Hello Again’ was worth flying to Jersey for,” says Vuolo.
He’s editing his footage into a DVD of the weekend.
AROUND THE DIAL: Dan Ingram will be inducted into the Texas Radio Hall of Fame this fall. He worked at KBOX in Dallas early in his career. ...Ron Miller, who wrote “For Once in My Life,” died Monday at the age of 74. A version of the song by Tony Bennett and Stevie Wonder won a Grammy this year.

Satellite Radio Hands Out Appetizers
By Rick Aristotle Munarriz July 24, 2007
The Motley Fool
Critics of the merger between XM Satellite Radio (Nasdaq: XMSR) and Sirius Satellite Radio (Nasdaq: SIRI) will have one less bullet in their holster when the companies file with the FCC today.
With pundits fearing that the two entities will raise subscription rates as a single concern, the companies are willing to put their promise of lower-priced plans on paper. In their filing, XM and Sirius are vowing to honor the $12.95 monthly subscription plans that they currently offer and are introducing several lower-priced plans that can run satellite-radio fans as little as $6.99 a month.
The $6.99 plan will let listeners cherry-pick their 50 favorite non-premium channels, but they must all be on either XM or Sirius. A pricier $14.99 a la carte plan that offers 100-non-premium channels will allow for a little cross-programming flexibility. The bargain-priced offering will be available within a year of the merger’s completion.
That’s right, jazz lovers — you won’t have to deal with death metal on your dial. And country fans won’t have to worry about raising their eyebrows over hip-hop.
Other plans will be available sooner, including Family Friendly subscriptions for $11.95 a month that encompass 160 of the roughly 180 XM available channels that censor explicit language, or $9.99 plans that feature either music or news.
The priciest $16.99 XM plan, meanwhile, will offer all of XM’s channels, along with the most popular Sirius selections. Clearly, those rallying against the merger can no longer argue that a corporate combination will be more expensive for the consumer or limit selection.
Anatomy of a deal
The proposed pairing has been on the hopper for more than five months now. It was back in February when XM agreed to merge with Sirius in a deal that valued the combined companies at $13 billion in enterprise value.
The market hasn’t been kind to either stock since then. The combined enterprise value of the deal is now less than $11 billion, and investors still feel iffy about the chances for a successful resolution, with XM trading at a 15% discount to the 4.6 Sirius share ratio.
Even the bulls are unsure. Waxing favorably on the sector last week, Bank of America analyst Jason Jacoby said he expects both XM and Sirius to beat their subscriber targets. However, that enthusiasm is tempered by his Washington, D.C., sources who peg the likelihood of FCC approval at a grim 35%.

Maybe this morning’s filing changes things. I have poked fun at the companies’ lobbying efforts, which have included getting church groups, tax-code reformers, and even a former FCC commissioner to publicly support the deal.
“I don’t know about you,” I wrote at the time, “but nothing inspires me more than knowing that folks bent on reforming our country’s tax code think it’s a good thing to have Oprah Winfrey and Howard Stern on the same satellite radio dial.”
I don’t put a whole lot of weight on the eclectic cross-section of deal-backers who are lobbying on behalf of XM and Sirius, but today’s filing is a real eye-opener. Critics should be swayed by the obvious signs that this isn’t a duopoly.
•	Apple (Nasdaq: AAPL) has sold more than 100 million iPods, and many new cars are coming installed with iPod jacks.

•	Slacker and its ad-supported media player will come with a car kit for satellite functionality.

•	HD Radio that splits bands provides greater music choices on terrestrial frequencies.

•	Music-subscription services such as Napster (Nasdaq: NAPS) and RealNetworks‘ (Nasdaq: RNWK) Rhapsody are growing their digital-music audiences with portable offerings.

•	Internet radio, despite recent royalty concerns, is becoming more popular with wider Wi-Fi accessibility.
However, if the anti-merger crowd can’t see the wider playing field that radio programming is playing on, the FCC filing poses fewer obstacles.
XM on deck
No, it’s not a done deal. The arbs aren’t ready to short 4.6 shares of Sirius for every share of XM; they’re long to play the fat spread as an arbitrage play. However, if Jacoby is right about XM’s coming up strong later this week, it could be a win-win in which XM can climb higher on its own.
Naturally, Jacoby’s bullish sentiments were based on subscriber targets rather than on financial metrics. No one is expecting XM — or Sirius — to provide financial treats. And we can even argue that the lower-priced plans that XM and Sirius are volleying about may be detrimental in many ways:
•	Potential owners may hold off until the cheaper plans are announced, and they could become resentful if they aren’t offered these plans even if the merger doesn’t happen.

•	The $6.99 plan with 50 stations may eat away at XM Radio Mobile’s offerings. Alltel (NYSE: AT) subscribers are now paying $7.99 monthly for 20 XM music channels through their cell phones, while AT&T‘s (NYSE: T) Cingular offers 25 channels for $8.99 a month.

•	Because growth has stalled at the retail level, the new-car market is now the source for most new listeners. With many receivers coming factory-installed, cheaper plans may cannibalize full-priced offerings.
I’m sure XM and Sirius have thought out the ramifications of publicly committing to econo-sized subscriptions. The economies of scale are too great for the deal to falter, especially coming from a pair of companies that have accumulated deficits into the billions under their old models.
So maybe this deal has a chance. Think it over, cynics. The last thing you would want is to pull the trigger on your argument-loaded gun, only to find that it’s got nothing but blanks.
Rick recommended XM to Rule Breakers subscribers in 2005, but the position was liquidated last year. A 30-day free trial subscription is available if you want to read up on the active recommendations.
Bank of America is an Income Investor pick.
Longtime Fool contributor Rick Munarriz is a Sirius and XM subscriber, but he does not own shares in any of the companies mentioned in this story. He is also part of the Rule Breakers newsletter research team, seeking out tomorrow’s ultimate growth stocks a day early. The Fool has a disclosure policy.

Radio Plan: A Price Shift for Satellite
By STEPHEN LABATON
Published: July 24, 2007
WASHINGTON, July 23 — Hoping to persuade skeptical regulators to approve their proposed merger, the nation’s two satellite radio companies announced detailed plans Monday to give consumers the ability to choose the programs that make up their subscription package.
The companies, Sirius Satellite Radio and XM Satellite Radio, said they would offer two “à la carte” pricing plans. One would enable consumers to purchase the best of the premium services now offered by each company — like professional football, baseball and basketball — for a monthly fee of $14.99. For $6.99 a month, the other would enable listeners to choose 50 of the nonpremium channels, with each additional channel costing 25 cents. To subscribe to the “à la carte” plans, consumers would have to buy new radios.
The companies said they would also let listeners select “family friendly” and other rate plans and would give subscribers a $1 a month credit if they asked to have stations with adult content blocked. Consumers who do not want to change their existing service would not see any changes in their current monthly bill of $12.95.
The announcement, coming the day before the period for receiving comments on the proposal closes at the Federal Communications Commission, was an effort to persuade the agency that the merger was in the public interest. Several of the five commissioners, including the agency’s chairman, Kevin J. Martin, have raised significant concerns about the deal because it would result in the creation of only one satellite radio service.
When the deal was announced this year, Mr. Martin said the companies would have a high hurdle to overcome in persuading the commission that it was in the public interest.
The proposal is tailored to reflect two major policy campaigns that Mr. Martin has led. He has urged cable television and satellite radio services to give consumers greater choices by offering à la carte price plans. And he has repeatedly denounced violent and vulgar programs, while suggesting that à la carte plans could solve that problem.
The way the announcement deals with these issues increases the chances that the merger could ultimately be approved, although analysts said they believed it remained a close call.
Through an aide, Mr. Martin declined to comment about the pricing plans. The aide said Mr. Martin “looks forward to reviewing the entire record.” The agency is expected to complete its review by the end of the year. The deal is also being examined for antitrust issues by the Justice Department, where it faces fewer obstacles.

Consumer groups, which have denounced the deal as anticompetitive, applauded the announcement and said that it demonstrated that subscription services for television and radio could be sold on an à la carte basis.
“It clearly shows that the companies are enormously fearful that the merger would otherwise be denied,” said Gene Kimmelman, vice president for federal affairs at the Consumers Union, which has urged the commission to reject the deal. “It doesn’t resolve long-term competition issues, but it is a wonderful step in the right direction. Kevin Martin will read it positively, but whether it is enough for him, I don’t know.”
The merger has come under assault by the National Association of Broadcasters, which has considerable clout in Congress.
“The history of antitrust law demonstrates that two hotly competitive companies will promise anything to become a monopoly,” said Dennis Wharton, executive vice president of the National Association of Broadcasters. “Policy makers should not be hoodwinked by today’s announcement, since nothing is stopping either XM or Sirius from individually offering consumers a more affordable choice in limited program packages.”
The merger’s architect, Mel Karmazin, has responded that the relevant market for the services offered by the two satellite radio companies includes all terrestrial broadcasters, Internet radio and other popular listening devices, including iPods and portable music players.
“It’s hard to imagine how two companies with a combined audience of 3.4 percent of the nationwide audience could harm competition,” said Mr. Karmazin, the chief executive of Sirius, at an appearance at the National Press Club in Washington on Monday where he announced the pricing plans. “The market is brimming with competition and would remain robust after a merger.”
Mr. Karmazin said that the companies, which have never made a profit, were unable to offer à la carte plans if they did not merge because it would be too expensive. But he said that the merger would result in hundreds of millions of dollars in annual savings, much of which could be passed on to consumers. And he said that the plans were aimed at significantly increasing the number of subscribers. The companies have 14 million subscribers.
In an interview, Mr. Karmazin said he did not know how long the rates would stay in effect and that he did not have “an end date or a predetermined time” in mind.
“My hope is we would be able to offer it forever,” he said.
He said that the merged company would consider offering some kind of rebate to customers who have to replace their radios to get the à la carte service. The new radios are expected to be in the same price range as those now being sold, he said.

Sirius, XM Offer Plan to Let Users Choose Channels (Update 3)
Bloomberg
Christopher Stern
23 July 2007
July 23 (Bloomberg) — Sirius Satellite Radio Inc. Chief Executive Officer Mel Karmazin offered to provide ``a la carte’’ programming at a reduced cost, a move that may help Sirius win regulatory approval to acquire XM Satellite Radio Holdings Inc.
Customers will have a choice of eight programming packages, including an option of 50 individually chosen channels from one service for $6.99 a month, Karmazin said in a speech today in Washington. XM and Sirius now charge $12.95 a month.
Sirius and XM, the only two satellite radio companies in the U.S., plan to submit their a la carte plan to the U.S. Federal Communications Commission tomorrow. The FCC and Justice Department are reviewing the $3.23 billion merger. The companies would have to develop radios that can accept both signals.
``This is the first time that anyone in subscription entertainment has offered a la carte programming,’’ Karmazin said in a speech to the National Press Club. The companies hope to complete the purchase by year-end.
FCC Chairman Kevin Martin has been pushing cable companies and the satellite radio industry to offer consumers the choice of buying individual channels on an a la carte basis.
Shares of New York-based Sirius rose 9 cents to $3.21 at 4 p.m. New York time in Nasdaq Stock Market trading. Washington- based XM fell 10 cents to $12.55. Sirius has declined 9.3 percent this year while XM has fallen 13 percent.
Opposition
Traditional radio broadcasters continue to oppose the deal.
``Policy makers should not be hoodwinked by today’s announcement, since nothing is stopping either XM or Sirius from individually offering consumers a more affordable choice in limited program packages,’’ Dennis Wharton, spokesman for the National Association of Broadcasters, said in a statement. The deal should be ``summarily rejected,’’ he said.
To use the a la carte option, customers would need new radios. Karmazin said the goal is to make the radios available within a year after gaining regulatory approval to combine the companies.

Karmazin also said the companies would offer a family friendly package for $11.95 a month. The package, which excludes adult-themed programming, would consist of 160 channels. The companies didn’t say which channels would be included.
Under another option, consumers would be offered packages that are mostly music channels or mostly news. Each package would cost $9.99.
Subscribers to the 50-channel offering for $6.99 a month would be able to add channels for 25 cents each, Karmazin said.
Customers also would have the option of choosing a total of 100 channels from both services for $14.99 a month.
XM agreed to combine with Sirius in a stock-swap transaction in February. Under the terms, Sirius would exchange 4.6 of its shares for each share of XM.

Sirius-XM Radio Would Offer A La Carte Pricing (Update 3)
Dow Jones
Corey Boles
23 July 2007
WASHINGTON (Dow Jones)—A merged Sirius Satellite Radio Inc. (SIRI) and XM Satellite Radio Holdings Inc. (XMSR) would offer so-called a la carte pricing options, with packages starting as low as $6.99 a month, the companies said Monday.
In a statement, the rivals fleshed out the details of what choices subscribers would have if the federal government allows them to complete their tie-up.
Listeners could choose from a package of 50 radio channels for $6.99 a month, compared with the current standard rate of $12.95 a month. They also could opt for a 100-channel package that includes selected channels from the other service’s range for $14.99 a month. “This is the first time that any subscription entertainment company has ever offered a la carte programming,” said Mel Karmazin, Sirius’s chief executive, in a speech at the National Press Club in Washington.
The National Association of Broadcasters, a fierce critic of the deal, said that in order to benefit from Monday’s announcement, customers would have to go out and buy a new radio, as existing ones wouldn’t allow the a la carte option.
Later in an interview, Karmazin said that he expected the a la carte option would most likely appeal to potential new customers rather than to existing ones.
He acknowledged that customers would have to buy a new one, but said that the average price of a satellite radio receiver was less than $100. It was possible that the merged company would offer some sort of incentives to existing subscribers, Karmazin said, but he said details hadn’t been finalized at this stage.
A so-called ‘Family-Friendly’ tier, which would enable listeners to block out channels they found offensive, would be offered as well. The companies say this option would cost $1 less a month than the standard $12.95 monthly charge.
The companies are trying to win regulators’ approval for their merger, announced in February. In order for the deal to proceed, both the Department of Justice’s antitrust division and the Federal Communications Commission must approve it.
The all-stock deal would value the combined company at around $9.3 billion, excluding debt, based on the companies’ current share prices.
Monday’s pledges clearly are aimed at the FCC, whose chairman, Kevin Martin has long been a proponent of both a la carte programming and cleaning up the airwaves.

They likely would do little to affect Justice Department lawyers, whose analysis of the deal will be from a purely competition point of view.
In his remarks at the Press Club, Karmazin dismissed the notion that a merged satellite radio company would pose any threat to competition.
“It’s hard to understand how a merger of two companies with a combined 3.4% market share of the nationwide audience could be seen as being anticompetitive,” he said. “Terrestrial radio is still the 800 pound gorilla in the audio entertainment market.”
The companies had already indicated they would offer some form of a la carte pricing and discounts to customers who didn’t want to receive channels they found offensive.
Both at a congressional hearing and in a subsequent filing to the FCC, general promises were made.
But this is the first time that specific details regarding prices and numbers of channels have been released. “These are cosmetic pledges aimed at the FCC’s Martin,” said one Washington-based antitrust lawyer, who didn’t want to be named. “DOJ lawyers don’t care about this kind of stuff - they only care about the impact of the merger on competition.”
Martin has been trying to push the cable companies to offer a la carte programming for years, a move they have fiercely resisted. It has also been a key priority of his to cut down on the violence and indecency broadcast on television, a campaign for which he’s had limited success.
The companies said that if customers chose the $6.99 a la carte model, they would be able to add channels on an individual basis for 25 cents each.
Because the two companies’ systems are technologically incompatible, the plan is to maintain two separate radio systems in the immediate aftermath of the merger.
But, on Monday, the statement said that listeners of one radio would be able to choose from a selection of the best of the other radio’s programming.
Since the merger was announced, a long line of religious and minority groups have come forward and indicated their support for it.
This is likely due to the fact that given the large number of stations on satellite radio, they find it easier to get on the airwaves than they do over traditional radio.
Traditional radio broadcasters have argued that they don’t actively compete with satellite radio, because it is broadcast nationally and operates on a fee-based model.

But Karmazin pointed to regulatory filings from most major radio broadcasting companies which recognize the challenge from satellite radio.
This is a key plank to Sirius and XM’s argument: that they compete with the range of audio entertainment and not just with each other.
Several lawmakers have come out against the merger as well, urging both the FCC and the DOJ to reject it. Shares of Sirius were recently up 6 cents, or 1.9%, to $3.18, while XM’s stock lost 6 cents, or 0.5%, to $12.59.

XM, Sirius offer a la carte options
Satellite radio trying to appease regulators
Variety
Posted: Mon., Jul. 23, 2007, 6:51pm PT – By William Tripplett
Satellite radio companies XM and Sirius took a bold step toward trying to appease regulators, unveiling plans Monday to offer fully a la carte subscription options — including a credit for blocking unwanted content — that will become available should the proposed merger of the world’s only two satcasters be approved.
Speaking at a National Press Club luncheon Monday, Sirius topper Mel Karmazin called the options a first. While some cable TV companies have offered so-called family friendly subscription packages, cablers and satellite TV operators have claimed that fully a la carte subs, in which consumers pick only the channels they want, are economically unfeasible.
Federal Communications Commission chairman Kevin J. Martin is a strong advocate of a la carte subs, as are some key members of Congress. Both the FCC and Congress have cast critical eyes on the proposed merger, which the FCC and the Dept. of Justice are reviewing.
Karmazin outlined eight different subscription models that will be available, two of which will allow consumers to specify what channels they want to receive.
In the first a la carte model, subscribers can choose 50 channels from either 100 Sirius channels or 100 XM channels for a monthly rate of $6.99. Currently, the rate for receiving all channels from either service is $12.95.
In the second, listeners can pick a total 100 channels from Sirius and XM programming for $14.99. Right now, listening to both services requires a separate radio for each plus a subscription to each. Two subs alone cost $25.90.
Also available will be a family friendly option, which will allow blocking of adult-oriented channels and will cost $11.95, reflecting a $1 credit against the normal $12.95 rate. “That way, people who don’t want to subsidize those channels won’t have to,” Karmazin said.
The most expensive option would be receiving all channels from one service plus “select” channels from the other, for a monthly charge of $16.99. Subscribers could also choose from two other options — one offering primarily music, the other primarily news, sports and talk.
Current subscribers who want to continue with their existing service will be able to as well at no extra charge.

New radios would be required for only the two fully a la carte options, Karmazin said, adding that the price of the equipment would be “comparable” to prices of radios already on the market. Existing radios would be able to receive all other subscription deals.
Karmazin framed the new subs as a follow-through on promises he made earlier this year that the merger would benefit consumers. A major regulatory hurdle is having to show that the merger will be in the public interest. Karmazin said the new options demonstrate it will be.
The other hurdle is showing the merger will not be anti-competitive. Karmazin used his speech to emphasize that the market for audio entertainment is large and diverse, and that satellite radio is but one among many competitors, including terrestrial radio (230 million listeners), iPod/mp3 players (116 million) and Internet radio (72 million). XM and Sirius combined have 14 million, or 3.4% of the radio listening audience, he said.
“Terrestrial radio is still the 800-pound gorilla,” Karmazin said.
Critics of the merger, particularly the National Assn. of Broadcasters, have contended satellite radio is a market unto itself and the merger should therefore be prevented to avoid creating a monopoly. NAB also issued a quick response to the new subscription options, stating:
“Policymakers should not be hoodwinked by today’s announcement, since nothing is stopping either XM or Sirius from individually offering consumers a more affordable choice in limited program packages.”
Asked Karmazin, “Do you believe what NAB says when its agenda is to block the merger, or when they are filing comments with the FCC?” Karmazin noted that Clear Channel execs as well as NAB prexy David Rehr himself have referred to satellite radio as competitors in a vast audio market when the issue of loosening ownership rules arises.
Afterward, in an interview with Daily Variety, Karmazin and XM chairman Gary Parsons said they had no projections of listener growth that would result from the new options, assuming the merger is approved, but Karmazin said he expects the $6.99 option to “drive significant numbers of new subscriptions.”

Associated Press (Newsday.com)
XM-Sirius in New Pitch for Merger
By John Dunbar
July 23, 2007
WASHINGTON (AP) — Executives at the nation’s two satellite radio companies released details of pricing plans Monday that would allow customers to choose which channels they want to receive if the two firms are permitted to merge.
XM Satellite Radio and Sirius Satellite Radio announced the merger, then valued at $4.7 billion, last February. The combination of these two companies requires approval from antitrust regulators and the Federal Communications Commission.
The pricing plans announced Monday range from $6.99 per month for 50 channels from one company to $16.99 per month where customers could keep their existing service, plus “choose from the best” of channels that are offered on the other service.
That means a customer could listen to Major League Baseball games on XM and tune in to National Football League games on Sirius on the same radio.
Currently, the price of a monthly subscription for both companies is $12.95 and there is no channel choice, or “a la carte” option.
“The efficiencies of this merger will allow the combined companies to save hundreds of millions of dollars a year and give us the opportunity to increase the number of programming options available to subscribers,” said Sirius CEO Mel Karmazin Sirius in a press release.
Sirius and XM also said that subscribers would be able to receive programming from both services on their existing radios following a merger.
A combination of Sirius and XM faces steep regulatory challenges, however. When the companies received their licenses from the FCC to begin offering subscription radio service via satellite, they agreed not to merge.
Since then, they argue, the market for audio entertainment has broadened with the addition of new digital radio and downloadable music on portable devices like iPods.
Consumer groups and the National Association of Broadcasters oppose the proposed merger. The two companies hope to close the deal later this year.

XM, Sirius plan a la carte offerings
By Laura Petrecca, USA TODAY
If the pending acquisition of XM Satellite Radio (XMSR) by rival Sirius Satellite Radio (SIRI) goes through, customers will be able to buy channels a la carte or buy content-specific bundles such as a “mostly music” or “news, sports and talk” programs, the companies said Monday.
The announcement comes as the two await regulatory approval for their deal. On Monday, XM Chairman Gary Parsons said the $4.7 billion sale should close this year.
Yet, the deal still has significant hurdles to clear. The companies must convince the Justice Department that it is not anti-competitive and the Federal Communications Commission that the combination would be in the public interest.
Sirius CEO Mel Karmazin said the new channel packages show that combining the services would benefit consumers because they offer “more choices and lower prices.”
Currently, XM and Sirius each charge a flat subscription fee of $12.95 a month for service, and neither lets subscribers pick individual channels a la carte.
The promised additional post-acquisition subscription options range from $6.99 to $16.99 a month, with add-ons as low as 25 cents per channel.
Offerings by the combined company would include:
• A $6.99 a la carte package with 50 stations from those offered by either XM or Sirius, plus additional non-premium stations from that service at 25 cents each. Premium programming, however, such as pro sports or Howard Stern’s show, would cost more.
• A second a la carte plan that would let customers pick 100 channels, mostly from one service, plus a selection of “best of” channels from the other, for $14.99.
• A content-specific package, such as “mostly music” or “news, talk and sports,” for $9.99.
Existing satellite radios could accommodate six of the eight new packages being offered. But consumers who want to purchase one of the two a la carte options would have to buy a new receiver.
Karmazin says the company will promote the new package choices at retail outlets, as well as with detailed information on each of their websites.
He doesn’t think that all the new choices will be confusing for consumers.

“People go to Starbucks, and they don’t have just one choice of coffee — and they do that on a daily basis,” he says.
Like Starbucks, he says, “We’ll have a menu that is very clear. We think the alternative of just having one choice isn’t as good as giving the consumer the choice they want.”

A La Carte Packages Could Help Sirius-XM Merger
By Amy Gilroy — TWICE, 7/23/2007 1:19:00 PM
New York — Analysts said the a la carte programming announced July 23 by Sirius and XM in the event of a merger, could help the merger gain regulatory approve by the Federal Communications Commission (FCC).
Early on Monday, XM and Sirius said the merged company would offer consumers a basic package of 50 channels for as low as $6.99, which is almost half the price of the current $12.99 monthly fee charged by each service independently
David Bank of RBC Capital Markets said “the probability of a merger increases as [XM and Sirius] appear willing to quantify concessions to the FCC” in the form of both a la carte pricing and family-aimed program packages.
Analyst April Horace of Janco Partners, said of the announcement, “It clearly has all the right buzz words. The FCC is very focused on a la carte ... One thing the FCC chairman Kevin Martin has been focused on in the cable TV industry is a la carte programming as a way to offer consumers more choice. So clearly, they are using the right buzz words.”
XM and Sirius said they hope the a la carte options starting at $6.99 per month, almost half the price of a current subscription, will demonstrate a merger would be in the public interest and help the merger win federal approval.
On the heels of the announcement today, Sirius CEO Mel Karmazin told the National Press Club that the a la carte programming option would mark the first time any company offered a la carte choice in subscription entertainment.
The eight programming options are as follows:
1. An a la carte choice of 50 channels, selected by the user via the Internet from a pool of either most XM or most Sirius stations. Other channels may be added for 25 cents and some premium channels will be offered at $3 to $6. It is not yet clear if Howard Stern programming is part of the a la carte menu. This selection will require the purchase of a new satellite radio receiver at prices comparable to today’s receivers.
2. A second a la carte choice of 100 mixed XM and Sirius channels at $14.99 per month. This would also require a new receiver. The remaining choices do not require a new receiver:
3. A family-friendly package this is offered by one service (either XM or Sirius) at $11.99 that includes the best of family aimed programming from that service.
4. A family-friendly package that includes the best family programming from one service but also adds some programming from the “other” service at $14.99.
5. A plan which includes every channel from one of the services plus select channels from the other service at $16.99.
6. A mostly music package from one service that offers mainly commercial-free music programming at $9.99.
7. A mostly news, talk and sports package from one service at $9.99.
8. The user can elect to keep his current XM or Sirius package at the current $12.95 per month.

Click here for additional programming details.
The National Association of Broadcasters issued a statement in response to the a la carte announcement, claiming, “Policymakers should not be hoodwinked by today’s announcement, since nothing is stopping either XM or Sirius from individually offering consumers a more affordable choice in limited program packages.”
Karmazin told the National Press Club that the a la carte packages would be offered only in the event of a Sirius-XM merger as the cost savings from the merger would permit the choices.

Is A La Carte The Answer For Satellite Radio?
Ruthie Ackerman, 07.23.07, 8:32 PM ET
Forbes.com
Sirius Satellite Radio and XM Satellite Radio Holdings are hungry for your business – and for regulatory approval for their merger. To prove it, they announced on Monday that the combined company will offer an a la carte special that will allow consumers to pick and choose up to 50 channels for as little as $6.99 a month.
Sirius (nasdaq: SIRI — news — people) announced in February plans to buy its sole competitor XM (nasdaq: XMSR — news — people) for $4.7 billion, sparking concerns about a monopoly. (See: “ FCC Chief Cautions On Satellite Merger”) The Federal Communications Commission should decide whether to approve the deal by the end of this year or early 2008. (See: “ Karmazin Finds the Right Wavelength”)
Consumer groups fear they’ll get gouged on subscriptions and other fees. But Mel Karmazin, Sirius’s chief executive officer, has guaranteed subscription fees would remain the same.
The a la carte menu seems to be the companies’ olive branch — an attempt to prove good will in a market that doesn’t seem inclined to believe in pure intentions.
Within a year following the merger, the company will offer two options: one will allow subscribers to choose 50 channels for $6.99 and add on channels for 25 cents each; the other will allow subscribers to choose 100 channels, with Sirius customers able to choose a limited number of XM channels and vice versa for XM customers. The company eventually plans to offer eight plans costing up to $16.99 a month, including two family friendly options. Currently, the companies’ plans cost between $12.95 and $25.90 a month.
At the lower end of the spectrum, the $6.99 price tag is a 46% discount from the current standard subscription rate. “The a la carte options and other packages unveiled today demonstrate that consumers will be the beneficiaries of this merger,” said Karmazin. “The efficiencies of the merger will allow the combined companies to save hundreds of millions of dollars a year and give us the opportunity to increase the number of programming options available to subscribers.”
William Kidd, a Wedbush Morgan Securities analyst, said that he thinks the new a la carte options are a positive step for the regulatory process, but that the merger has only a modest chance of gaining federal approval. “The stock would be trading at a premium to where it was prior to when the deal was announced if people thought the deal had a chance of being approved,” Kidd said. “So you could look at the stock price as a sign that it is clear that no one thinks it will be approved and this is a small step in increasing that confidence.”

Sirius shares gained 2.9%, or 9 cents, to close at $3.21 on Monday, 49 cents below the closing price of $3.70 three days before the company announced the merger. XM shares fell 0.8%, or 10 cents, to $12.55 at the close on Monday, $1.43 below its Feb. 16 closing price.
Gary Parsons, chairman of XM Satellite Radio, said that the a la carte programming is part of the company’s promise to deliver more choices and lower prices to consumers. “In our filing tomorrow with the FCC, we will offer detailed plans regarding how we will achieve those goals,” Parsons said. “These plans will further demonstrate why this merger is overwhelmingly good for consumers and in the public interest.”
One concern Kidd says investors have is that the a la carte menu doesn’t work the way a typical a la carte system works, where the subscriber picks and chooses channels that fit their needs. With the 100 channel option, for example, “You’d assume all the channels are available and you can pick what you want and you pay for a package based on your needs,” he said. “This is quite different; if you’re an XM subscriber you really only get to choose 100 XM channels plus you get to pick from 10 Sirius channels. We can say the company is trying to think in consumer-friendly ways which is positive, but in terms of what a la carte means and what content is available, I don’t think it’s what anyone imagined.”
The important thing to consider, Kidd said, is that they’re offering the consumer the chance to pay less. But on a go-forward basis it’s still a big uncertainty for regulators.
“When you’re creating a monopoly you’re not concerned so much where the prices are the first day, but where they’ll be in 10 years,” Kidd said. “I think a lot of the theoretical merger benefit, at least according to us, is once current contracts expire with automakers and major league baseball teams, the merged company will seek to strike better deals. I think that improvement in bargaining power that stems from the absence of competition still has to be a concern.”

Approve the Sirius/XM merger
The Washington Times – July 26, 2007 (Editorial)
http://washingtontimes.com/article/20070726/EDITORIAL/107260014/1013/editorial
If we thought that the nation’s two satellite-radio services — Sirius and XM — would each become a long-term going concern in the foreseeable future, we would be at the front of the line opposing their merger. If there were any evidence suggesting that Sirius and XM’s respective losses of $1.1 billion and $732 million last year would soon evolve into respectable profits, we would oppose their merger. If there were evidence indicating that their separate operations, which so far have generated cumulative cash-flow deficits totaling $10 billion, would eventually produce positive cash flows within a reasonable period of time (even if losses continued), we would oppose their merger. If their combined share of the radio-listening market were 34 percent rather than the 3.4 percent it actually is, we would oppose their merger. If the combined 2006 broadcasting revenues of XM and Sirius were 27 percent of the revenues captured by commercial terrestrial (AM/FM) radio broadcasters rather than the 7 percent that they actually are, then we would oppose an XM-Sirius merger.
But not a single one of these anti-merger reasons exists. Sirius and XM continue to hemorrhage cash and generate losses at rates that raise serious concerns about their long-term viability. Their combined market share hardly represents a current threat to the 12,500 terrestrial radio stations, whose politically powerful lobbying arm, the National Association of Broadcasters (NAB), is becoming apocalyptic over the proposed satellite-radio merger.
If the NAB were so concerned about maximizing competition, it would not be in the business of relentlessly lobbying the Federal Communications Commission (FCC) to increase the number of terrestrial radio stations that a single firm can own in a single market. Moreover, if the NAB were not concerned that the merged operations of Sirius and XM might provide a legitimate competitive threat to terrestrial radio in the distant future, it would not be interested in the least about a merger in the satellite-radio industry. In fact, the NAB is quite happy with the status quo, which includes two loss-producing satellite-radio firms facing the real prospect of going out of business because the high-cost structure each faces prevents them from reaping the benefits from the economies of scale that merged operations could exploit. Consumers would benefit from the competition that a viable satellite-radio concern could provide the entrenched terrestrial radio industry and the rapidly expanding operations of Internet radio
For consumers, who now pay $12.95 per month for either Sirius or XM, the merger would significantly increase the odds that satellite radio would become a viable long-term concern. Some of those benefits were revealed this week. On Monday Sirius chief executive Mel Karmazin unveiled several a la carte pricing and program options that consumers could select from the merged operations. Currently, XM has exclusive satellite-radio rights for Major League Baseball and the National Hockey League, while Sirius offers the National Football League and the National Basketball Association. Sports fans could buy a package that would include all leagues for $14.99 per month. Another package would allow consumers to select 50 nonpremium channels for $6.99 per month. A “family package” would also be available.

In addition, the “Merger Resources” and “A La Carte” pages of the website also contains links to the following information included on the website:

JOINT OPPOSITION TO PETITIONS TO DENY AND REPLY COMMENTS OF
SIRIUS SATELLITE RADIO INC. AND XM SATELLITE RADIO HOLDINGS INC.
     Sirius Satellite Radio Inc. (“Sirius”) and XM Satellite Radio Holdings Inc. (“XM”), by counsel, hereby reply to the petitions to deny and other comments filed in the above-captioned proceeding.1 The petitions variously seek denial, dismissal, or designation for hearing of Sirius and XM’s March 20, 2007 applications2 seeking Commission authority to merge.3 As detailed below, the arguments made by opponents

[1]	Petitions to Deny were filed by the National Association of Broadcasters (“NAB”); the Consumer Coalition for Competition in Satellite Radio (“NAB Coalition”); Common Cause, Consumer Federation of America, Consumers Union, and Free Press (collectively “Common Cause”); Forty-Six Broadcasting Organizations (“46 Broadcasters”); the National Association of Black-Owned Broadcasters (“NABOB”); American Women in Radio and Television, Inc. (“AWRT”); the Telecommunications Advocacy Project (“TAP”); Mt. Wilson FM Broadcasters, Inc. (“Mt. Wilson”); and National Public Radio, Inc. (“NPR”). In addition, various objections to the merger were filed by the Asian American Justice Center, Bert W. King, Blue Sky Services (“Blue Sky”), Charles F. Summers III, Clear Channel Communications, Inc. (“Clear Channel”), Cox Radio Atlanta, Entravision Holdings, LLC (“Entravision Holdings”), Independent Spanish Broadcasters Association (“ISBA”), John Smith, Media Access Project on behalf of Prometheus Radio Project and U.S. Public Interest Research Group (“MAP”), and a variety of state broadcaster associations. All Petitions to Deny and Comments are short-cited herein.

[2]	XM Satellite Radio Holdings Inc., Transferor, and Sirius Satellite Radio Inc., Transferee, Consolidated Application for Authority to Transfer Control of XM Radio Inc. and Sirius Satellite Radio Inc., MB Docket No. 07-57, File Nos. SAT-T/C-20070320-00054, SAT-T/C-20070320-00053, SES-T/C-20070320-00380, SES-T/C-20070320-00379, SES-T/C-20070625-00863, ULS 0002948781, 004-EX-TC-2007 (filed Mar. 20, 2007) (“Application”).

[3]	Several commenters have argued that language in the 1997 order authorizing satellite radio, Establishment of Rules and Policies for the Digital Audio Radio Satellite Service in the 2310-2360 MHz Frequency Band, Report and Order, Memorandum Opinion and Order and Further Notice of Proposed Rulemaking, 12 FCC Rcd 5754 (1997) (“Satellite Radio Authorization Order”), prohibits one licensee from owning both satellite radio licenses. See, e.g., AWRT at 3; North Carolina Broadcasters Association at 2; Clear Channel at 4. The Commission has issued a Notice of Proposed Rulemaking seeking comment on this issue. Applications for Consent to the Transfer of Control of Licenses, XM Satellite Radio Holdings Inc., Transferor, to Sirius Satellite Radio Inc., Transferee, Notice of Proposed Rule Making, FCC 07-119 (June 27, 2007). The parties will address any arguments made by opponents regarding this “rule” in the context of responding to that Notice.

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of the merger are without merit. Accordingly, their petitions should be denied, and the merger should be approved.
I. INTRODUCTION.
     This merger will bring unprecedented benefits to consumers and will significantly enhance, rather than harm, competition. Indeed, because of the synergies and efficiencies that will be realized from this combination, the transaction will empower consumers to select programming based on their individual programming preferences. As such, the Sirius-XM merger has the potential to re-shape the manner in which Americans receive entertainment and informational programming.
     As a result of this merger, Sirius and XM will offer subscribers who elect to select their channels through the Internet and purchase next-generation radios the ability to pick and choose programming on an a la carte basis:
•	Subscribers will be able to create a customized programming package of 50 channels for $6.99 per month. This represents a 46 percent price decrease from the current standard subscription price of $12.95 per
     In addition, one entity—Primosphere Limited Partnership (“Primosphere”)—has sought to revive an application for satellite spectrum that it voluntarily withdrew years ago. That effort should be denied for the reasons previously set forth by the companies. See Motion to Strike, Sirius Satellite Radio Inc., File Nos. 29/30-DSS-LA-93, 16/17-DSS-P-93 (filed Apr. 23, 2007); Reply Comments in Support of Motion to Strike, XM Satellite Radio Inc., File Nos. 29/30-DSS-LA-93, 16/17-DSS-P-93 (filed May 21, 2007). Primosphere’s recently filed motion to consolidate and related petition likewise should be denied, as the companies have explained separately in a July 18, 2007 Opposition that was filed in this docket. See Motion to Consolidate, Primosphere Ltd. P’ship, MB Docket No. 07-57 (filed July 3, 2007); Pet. of Primosphere Ltd. P’ship, MB Docket No. 07-57 (filed July 3, 2007); Opposition to Primosphere’s Motion to Consolidate, Sirius Satellite Radio Inc., MB Docket No. 07-57, File Nos. 29/30-DSS-LA-93, 16/17-DSS-P-93 (filed July 18, 2007).

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month. Consumers selecting this package will be able to buy certain additional individual channels for 25 cents each.

•	Subscribers also will be able to create a customized programming package of 100 channels—including some “best of” programming from both services—for $14.99 per month.
     In announcing their support for the merger, numerous independent groups, including a wide array of business, minority, women’s, religious and rural organizations, have recognized that it will advantage consumers and sharpen competition.4 Their support is based on the recognition that this merger will allow satellite radio to offer their constituents more choices in the selection of programming at lower costs.5
     Economic experts and financial analysts also enthusiastically support the merger. They recognize that it will result in numerous operational synergies that will make the combined company a more efficient competitor in the burgeoning market for audio entertainment. As Professor Thomas W. Hazlett, former Chief Economist of the FCC,

[4]	Even before comments were filed, a diverse group of organizations had expressed their support for the merger. See Press Release, Sirius Satellite Radio, Sirius, XM Highlight Growing Momentum In Favor of Merger: Strong and Diverse Public Support Demonstrates Merger is in the Public Interest (July 9, 2007) (noting comments in support of the merger filed by Circuit City, the NAACP, the League of United Latin American Citizens, American Trucking Associations (“ATA”), National Council of Women’s Organizations, League of Rural Voters, and American Values).

[5]	See Letter from Hilary Shelton, NAACP, to Chairman Kevin Martin et al., FCC, MB Docket No. 07-57 (filed July 18, 2007) (“NAACP Letter”) (“We are convinced that the pending Sirius-XM merger will be a positive development for consumers—more diverse, accessible and appealing options at lower prices in satellite radio will help further expand the reach of this medium.”); Letter from Susan Scanlan, National Council of Women’s Organizations, to Marlene H. Dortch, FCC, MB Docket No. 07-57 (filed June 20, 2007) (“National Council Letter”) (“With expanded choices and better prices, satellite radio will be an even more attractive option for women, and this will benefit the 200-plus organizations that the National Council of Women’s Organizations represents, as well as women all over the nation.”).

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correctly notes, “[t]he consensus forecast is that pronounced synergies would attend an XM-Sirius merger, placing satellite radio in a stronger and more competitive position.”6 Economist and former Commissioner Harold Furchtgott-Roth similarly finds that the merger likely will result in “many consumer benefits . . . over the long term” and that “competing choices [in the audio entertainment market will] discipline the prices that XM and Sirius charge subscribers today and will continue to do so.”7 Bear Stearns has characterized the merger as “a great move for both companies due to the tremendous synergies that the merger could present.”8 And Merrill Lynch has noted that a merged company “could ultimately deliver greater content choice . . . , offer improved technology . . . , realize cost synergies, and help satellite radio remain competitive in the evolving audio entertainment landscape.”9
     In an extensive new economic analysis commissioned by XM and Sirius and attached as Exhibit A to this reply, Professor Steven C. Salop and other economists at

[6]	Thomas W. Hazlett, The Economics of the Satellite Radio Merger, 5 (filed June 14, 2007) (“Hazlett”). Thomas Hazlett is a professor of Law & Economics at George Mason University, and a principal at Arlington Economics, an economic consulting firm. Professor Hazlett has previously held faculty appointments at the University of California at Davis, Columbia University, and the Wharton School, and has published his research in the Journal of Law & Economics, the Columbia Law Review, and the Journal of Financial Economics. He is also a columnist for the Financial Times, where he contributes to the New Technology Policy Forum. Additionally, Professor Hazlett served as Chief Economist of the Federal Communications Commission from 1991 to 1992.

[7]	Harold Furchtgott-Roth, An Economic Review of the Proposed Merger of XM and Sirius, 1-2 (filed June 2007) (“Furchtgott-Roth”). Dr. Furchtgott-Roth has worked as an economist for over 20 years and currently is the President of Furchtgott-Roth Economic Enterprises, an economic consulting firm, and a senior fellow at the Hudson Institute. He was an FCC Commissioner from 1997-2001 and later was a visiting fellow at the American Enterprise Institute for Public Policy Research (“AEI”).

[8]	Bear Stearns & Co. Inc., 1 (Feb. 20, 2007).

[9]	Merrill Lynch, 1 (Feb. 20, 2007).

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Charles River Associates International (“CRA”),10 similarly find that the efficiencies of the merger will result in significant public interest benefits. Specifically, CRA predicts that “the overall effect of the merger of Sirius and XM will be procompetitive,” because the merger “will lead to an increase in the number of subscribers of the merged firm” and a reduction in “the level of prices relative to what likely would prevail if the merger does not occur.”11
Thousands of individual citizens have also taken the time to voice their support for the merger at the Commission. Consumers are especially excited about the combined programming,12 lower prices,13 and greater choice14 that will result from the merger. The

[10]	Steven Salop is a professor of Economics and Law at Georgetown University Law Center, and a Senior Consultant with CRA. Professor Salop has been a guest scholar at the Brookings Institution and a visiting professor at the Massachusetts Institute of Technology, the University of Pennsylvania, and George Washington University. He also served as an economist at the Federal Trade Commission, the Office of Economic Analysis, and the Federal Reserve Board. Drs. Steven R. Brenner, Lorenzo Coppi, and Serge X. Moresi, Vice Presidents at CRA, also co-authored the study. Their curricula vitae are attached as Exhibit A to the study.

[11]	Charles River Associates International, Economic Analysis of the Competitive Effects of the Sirius — XM Merger, Exhibit A at 1 (¶ 2) (July 24, 2007) (“CRA Competitive Effects Analysis”).

[12]	See, e.g., Brief Comments of Jeff Clements (filed June 14, 2007) (“As a Sirius listener, the idea of being able to listen to programming that is exclusive to XM such as Major League Baseball or a variety of other music for what is being promised as a nominal fee is extremely appealing.”).

[13]	See, e.g., Brief Comments of Lynn Klein (filed June 12, 2007) (“[W]ouldn’t it be in my best interest to allow the merger so I can cut my bill to $20 a month or less?”).

[14]	See, e.g., Brief Comments of Laudon Williams (filed June 28, 2007) (“I would welcome the additional choice in programming that would come from a merger between XM and Sirius.”); Brief Comments of Larry Hufty (filed May 21, 2007) (“The current fragmenting of satellite radio programming and satellite radio car deals among these two satellite providers is frustrating to consumers. I am for this merger because it will merge the programming of the two companies together and allow all current factory satellite radio hardware to work regardless of how it is branded.”).

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comments of Georgianna Fad are indicative of the overall tenor from citizens who love radio and believe in the merger. As she wrote, “I would love to have baseball and football programming on one factory installed satellite radio. I would also like to have the freedom of buying any car and have all programming available, instead of limited programming because of what make I buy in the future.”15
     Overwhelmingly, the opponents of the merger are terrestrial radio broadcasters16 and surrogates funded by them.17 This is hardly surprising. Incumbent over-the-air broadcasters and satellite radio providers are vigorous competitors for the same listeners. In fact, terrestrial broadcasters’ scorched-earth opposition18 to the merger—not to

[15]	Brief Comments of Georgianna Fad (filed May 23, 2007).

[16]	Broadcaster opponents include the NAB, various state broadcast trade associations, and several individual broadcasters.

[17]	One organization, ambitiously called the Consumer Coalition for Competition in Satellite Radio (“NAB Coalition”), alleges to be an “independent” group, but its “executive director” is a full-time lobbyist employed by the law firm that represents the coalition. See Williams Mullen, The Team, http://www.williamsmullen.com/wms/team.htm (last visited July 23, 2007). According to the Corporate Crime Reporter and the NAB Coalition’s own filings, the group is supported by the NAB, though the group has refused to reveal the exact nature of the NAB’s support. Other than the “executive director,” the rest of the NAB Coalition’s membership apparently consists of “four or five” other law students. Law Student Consumer Group More Than Just Law Students and Consumers, 21 Corporate Crime Reporter 10 (Feb. 28, 2007), http://www.corporatecrimereporter.com/williamsmullen022807.htm (last visited July 22, 2007). Accordingly, the NAB Coalition’s claim to be “independent” is simply untrue. NAB Coalition at n.1. To the contrary, the NAB Coalition is a transparent attempt to add a gloss of consumer opposition to a merger that is overwhelmingly supported by the actual consumers who have filed in this proceeding. The NAB Coalition undoubtedly provides the NAB with a vehicle for saying things that it might not want to say directly—such as Mr. Sidak’s theory that radio listeners pay a significant “cost” for “enduring” advertisements on commercial radio. See NAB Coalition at 5; NAB Coalition at Exhibit B, Supplemental Declaration of J. Gregory Sidak at 19, 28 (July 9, 2007) (“Sidak July 9 Supp. Decl.”). See infra n.188.

[18]	The ferocity of the NAB’s opposition to the merger has been remarkable even by Washington standards. As explained by the Washington Post, the NAB’s president and

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mention the industry’s reflexive opposition to the very existence of satellite radio19—is itself powerful evidence of the competition that so obviously exists.20
     However, through a fog of NAB-funded analyses and incorrect and inconsistent21 claims, broadcasters and other merger opponents attempt to obscure or simply ignore the following inconvenient facts:
•	A combined Sirius-XM will offer unprecedented consumer benefits, not possible absent the merger. A la carte programming offerings will be based on the individual content preferences of listeners and available at a lower cost than pre-merger prices. Consumers who opt not to take advantage of an a la carte programming offering will be able to take advantage of the companies’ existing offerings as well as other attractive lower-priced packages of programming that will be made available after the merger.

•	Tremendous cost savings and merger-specific efficiencies will spur additional public interest benefits. These cost savings will drive chief executive officer has “employed two techniques” in opposing the merger: “slash, and burn.” Charles Babington, Shake Hands, Come Out Lobbying, Washington Post, Mar. 13, 2007, at A15.

[19]	See infra at 49-50.

[20]	See, e.g., Hazlett at 3 (stating that broadcasters’ “fierce opposition is powerful evidence in itself that AM/FM radio—‘free radio’—competes with satellite radio, and reveals the true concern of terrestrial stations: that the merger will create a stronger rival better able to meet the needs of consumers”); CRA Competitive Effects Analysis at 9 (¶ 14) (“The vehement opposition to this merger by the NAB indicates both that the merger benefits competition and that the relevant market extends beyond just satellite radio.”).

[21]	As Common Cause said, “While the NAB argues in this case that the market should not be defined to include cross-platform and intermodal competition . . . [in other contexts] the NAB argues exactly the opposite. . . . This contradiction exists only in the warped world of the NAB.” Common Cause at 11-12.

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equipment and programming innovation and will help make the combined company a more effective competitor while benefiting both companies’ subscribers.

•	This is not a “merger to monopoly.” XM and Sirius have a very small share of the market. Sirius and XM combined account for approximately 3.4 percent of all radio listening. Satellite radio accounts for just under 7 percent of overall radio revenues, and its advertising revenue is just a minute percentage of the approximately $21 billion of advertising revenue generated by terrestrial radio. And the total number of satellite radio subscribers—about 14 million—pales in comparison to the more than 230 million people who listen to AM/FM radio every week.

•	This is 2007, not 1997. Satellite radio competes vigorously with and is substitutable for numerous other audio entertainment services and devices—particularly terrestrial radio, but also a variety of new devices and services.

•	Competition works both ways. Terrestrial broadcasters’ argument that competition occurs only “one way”—that satellite radio competes with terrestrial radio, but terrestrial radio does not compete with satellite radio—is economic nonsense. In fact, the merger will lead to greater choices and lower prices for consumers—and that is exactly what terrestrial broadcasters fear.
Accordingly, the FCC should reject the petitions to deny and other objections and grant these applications.

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In addition, the “A La Carte” page of the website also contains a link to the following information included on the website:

Summary of Sirius Post-Merger Channel Line Up Proposal

		MONTHLY PRICE:		MONTHLY PRICE:
OFFERING	# CHANNELS	CURRENT		POST-MERGER
Sirius Everything**	Approx. 130	$12.95		$12.95

A La Carte I*	Pick Your Own 50
	(Optional: Add a Channel
	@ $.25 Each; Add Super
	Premium Packages @ $6.00			Starting at
	or $5.00 Each)	$12.95		$6.99

A La Carte II*	Pick Your Own 100
	(Including some best of XM)	$25.90	***	$14.99

Sirius Everything & Select XM**	Approx. 140	$25.90	***	$16.99

Family Friendly & Select XM	Approx. 130	$25.90	***	$14.99

Family Friendly	Approx. 120	$12.95		$11.95

Mostly Music
Commercial Free Music (59)
Family and Kids (4)	Approx. 65	$12.95		$9.99
Religion (3)
Emergency (2)

News, Sports & Talk
Sports Channels (8)
Talk and Entertainment (10)
Family and Kids (4)	Approx. 50	$12.95		$9.99
Religion (3)
News (13)
Traffic and Weather (11)
Emergency (2)
All content is subject to change from time to time due to contractual relationships with third-party providers and for other reasons.

*	Available only for subscribers using next generation receivers who select channels via the Internet.

**	Consumers may block adult-themed content. Consumers who elect to block adult-themed content will be provided a monthly credit.

***	Currently requires two subscriptions.